SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Notices to the holders of certain securities issued by France Telecom

FRANCE TELECOM

Limited liability company (société anonyme) with a share capital of EUR 8,897,457,796

Registered Office : 6, place d’Alleray, 75505 Paris Cedex 15.

380 129 866 R.C.CS. Paris

* * * * * * * * * * *

Notice to the Noteholders of

FRANCE TELECOM

EUR 3,492,000,000 4 % Notes due 29 November 2005

Exchangeable for existing ordinary Shares of

France TELECOM

(Sicovam Code 48757 – ISIN FR0000487571)

The Noteholders of the France Telecom EUR 3,492,000,000 4 % Notes due 29 November 2005 Exchangeable for existing ordinary Shares of France Telecom are hereby notified of an adjustment of the Exchange Ratio due to the occurrence of the Adjustment Events described below, in accordance with the Terms and Conditions of the Notes.

The new Exchange Ratio is 17.0800 Shares per Note instead of 14.6014 Shares per Note, effective from 15 April 2003.

On 15 April 2003, France Telecom carried out a share capital increase following a bonus issue of warrants (Bons de souscription d’actions) to shareholders entitling them to subscribe for new Shares and the exercise of such warrants, with 1,037,205,725 new shares (EUR 4 nominal value each) having been issued (Euroclear France Code 18193 – Isin FR0000181935).

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements.

* * * * * * * * * * *

Notice to the holders of

FRANCE TELECOM

2 % Convertible Notes issued in 1998, perpetual bonds redeemable into shares of France Telecom issued to banking institutions (“TDIRA – « Banks » Tranche”) and perpetual bonds redeemable into shares of France Telecom issued to equipment suppliers (“TDIRA – « Vendors » Tranche”)

Sicovam Code 18064 – ISIN FR0000180648

Sicovam Code 47291 – ISIN FR0000472912

Sicovam Code 47299 – ISIN FR0000472995

ADJUSTMENT OF CONVERSION AND EXCHANGE RATIOS

The holders of the France Telecom 2 % Convertible Notes issued in 1998 as well as the holders of perpetual bonds redeemable into shares of France Telecom issued to banking institutions (“TDIRA – « Banks » Tranche”) and the holders of perpetual bonds redeemable into shares of France Telecom issued to equipment suppliers (“TDIRA – « Vendors » Tranche”) are hereby notified that, following the completion of the capital increase mentioned below and in accordance with applicable regulations and with the Terms and Conditions of the Notes or the TDIRA, the conversion ratio or the redemption ratio, as applicable, is adjusted, effective from April 15, 2003, as follows :

-	12.170 Shares per Convertible Note instead of 10.380 Shares per Convertible Note,

-	351.672 Shares per TDIRA – « Banks » Tranche instead of 300 Shares per TDIRA – « Banks » Tranche

-	351.672 Shares per TDIRA – « Vendors » Tranche instead of 300 Shares per TDIRA – « Vendors » Tranche

On 15 April 2003, France Telecom carried out a share capital increase following a bonus issue of warrants (Bons de souscription d’actions) to shareholders entitling them to subscribe for new Shares and the exercise of such warrants, with 1,037,205,725 new shares (EUR 4 nominal value each) having been issued (Euroclear France Code 18193 – Isin FR0000181935).

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 23, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France

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